UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Research Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761025 105

(CUSIP Number)

Peter Derycz

c/o Research Solutions, Inc.

5435 Balboa Blvd., Suite 202

Encino, California 91316

(310) 477-0354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025 105		Page 2 of 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Derycz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,678,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,678,842
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,678,842
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (1)
14		TYPE OF REPORTING PERSON* IN

(1)	Based on a total of 18,394,125 shares of our common stock outstanding as of August 4, 2015.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on September 16, 2013 (“Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On November 22, 2013, January 28, 2014, May 19, 2014 and August 18, 2014 the Company awarded 2,540, 2,051, 7,843 and 57,000 shares of Common Stock, respectively, to the Reporting Person under the Company’s 2007 Equity Compensation Plan, as amended (the “Plan”). On August 20, 2014 the Reporting Person gifted 100,000 shares of Common Stock to his children. Form October 2 through October 10, 2014, the Reporting Person acquired 18,000 shares of Common Stock in open market purchases. On November 7, 2014, the Company awarded 22,860 shares of Common Stock to the Reporting Person under the Plan. On December 2, 2014, the Reporting Person acquired 2,000 shares of Common Stock in open market purchases, and ceased reporting as beneficially owned 400,000 shares of Common Stock owned by his former spouse and 119,620 shares of Common Stock owned by his children, as he no longer had a reportable beneficial interest in such shares. On January 16, 2015, the Reporting Person gifted 80,000 shares to various parties. On March 10, May 22 and August 4, 2015 the Company awarded 33,333, 24,835 and 32,000 shares of Common Stock, respectively, to the Reporting Person under the Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of August 4, 2015, the Reporting Person beneficially owned 3,678,842 shares of Common Stock (the “Shares”), including 42,667 shares of Common Stock issuable upon the exercise of outstanding options within 60 days of August 4, 2015. Since 18,394,125 shares of Common Stock were outstanding as of August 4, 2015, the Shares constitute approximately 20% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of all shares beneficially owned by the Reporting Person.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 24, 2015	/s/ Peter Derycz
Peter Derycz

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